VIA EDGAR

August 31, 2018

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	RMG Networks Holding Corporation
Amended Schedule 13E-3 filed by RMG Networks Holding Corporation,
et. al.
Filed August 20, 2018
File No. 005-86187

Revised Preliminary Proxy Statement on Schedule 14A
Filed August 20, 2018
File No. 001-35534

Dear Mr. Duchovny:

On behalf of our client, RMG Networks Holding Corporation (the “Company”), set forth below are the responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 27, 2018 relating to the above-referenced Amended Schedule 13E-3 and Revised Preliminary Proxy Statement on Schedule 14A filed on August 20, 2018.  In connection with this letter responding to the Staff’s comments, the Company is filing with the Commission Amendment No. 4 to the Schedule 13E-3 (the “Amended Schedule 13E-3) and Amendment No. 4 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s responses in plain text.  Terms used but not defined in this letter have the meanings set forth in the Amended Proxy Statement.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

August 31, 2018

Amended Schedule 13E-3

1.                                      In light of the Hale transaction, please revise to provide appropriate proxy statement cross-references under Item 8(f) (“Other Offers”), which serves as a reference to Item 1014(f) of Regulation M-A, or otherwise advise us as to how you concluded that this Item is “Not applicable.”

Response:  The Amended Schedule 13E-3 has been updated in response to the Staff’s comment.

Revised Preliminary Proxy Statement on Schedule 14A

Cover Letter

2.                                      Please provide an explanation in each of the two cover letters to the filing as to how the board of directors was reduced from six directors to three.

Response:  The letter to stockholder and the Notice of Special Meeting of Stockholders in the Amended Proxy Statement have been updated in response to the Staff’s comment.

Summary Term Sheet, page 1

3.                                      We note the reference on page 2 and elsewhere in the filing to “potential co-investors” that may be selected by Mr. Sachs. To the extent any such co-investors have been selected, please add them as filing persons to the Schedule 13E-3 and make appropriate revisions to the disclosure in both filings accordingly.

Response:  Parent has informed the Company that no potential co-investors have entered into definitive agreements granting them control over or ownership in SCG Digital Holdings, LLC at this time, and that Parent does not expect that any control or ownership by any such potential co-investors would be effective prior to the closing of the merger. Parent has informed the Company that, accordingly, no such potential co-investors are filing persons and that Parent does not expect any such potential co-investors to be required to become filing persons to the Schedule 13E-3.

Questions and Answers about the Special Meeting and the Merger, page 14

4.                                      We note the disclosure that states that, under the terms of the First Amendment, “Parent waives all actual and alleged breaches by the Company to the original merger agreement, which waiver is null and void if the Company breaches certain provisions of the First Amendment.” Please disclose whether Mr. Sachs reasonably believes that any such breaches have occurred, and if so, describe such breaches. To the extent such breaches are disclosed elsewhere, please include a cross-reference in this section.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

August 31, 2018

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

5.                                      Please clarify which director continues to qualify as an independent director under Nasdaq Listing Rules.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Subsequent Events, page 28

6.                                      We note the references to the various Salpeter presentations and the various analyses from Carl Marks that were presented to the special committee and board of directors on July 30 through August 1, as well as the oral fairness opinion delivered by Salpeter. Please provide disclosure under Items 1015(b)(4) and 1015(b)(6) of Regulation M-A for each of these, and please file them (to the extent they are in writing) as exhibits to the Schedule 13E-3 pursuant to Item 1016(c).

Response:  Item 1015 of Regulation M-A requires certain disclosures related to a report, opinion or appraisal that is materially related to the 13E-3 transaction.  The Salpeter oral fairness opinion relates to the Hale proposed transaction, and does not materially relate to the 13E-3 transaction under the merger agreement with Parent. The Company therefore believes that no additional disclosure or filings are required under Items 1015(b)(4), 1015(b)(6) or 1016(c) of Regulation M-A. Nevertheless, the Amended Schedule 13E-3 and the Amended Proxy Statement have been updated in response to the Staff’s request for additional disclosure related to Salpeter’s presentation and oral opinion. Consistent with Carl Marks’ involvement related to the original merger agreement, Carl Marks did not prepare, related to the Hale transaction, any “report, opinion or appraisal” materially related to the transaction within the meaning of Item 1015 of Regulation M-A and, therefore, no disclosure under Item 1015 or Item 1016(c) of Regulation M-A has been included related to Carl Marks.

7.                                      We note the references on pages 38 and 40 to the Company’s “projections and liquidity” that were considered by the board of directors during its deliberations. Please disclose such projections.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment to clarify that the references to “the Company’s projections and liquidity” referred generally to the Company’s financial position and continued liquidity constraints, especially in light of the expenses that were incurred related to the Company’s consideration of the Hale transaction and the expenses that have been and are continuing to be incurred related to the merger, and not to specific projections.

8.                                      Please elaborate on the reasons why Mr. Sachs believed that the special committee’s “consideration and potential for approval of the Hale transaction” represented a material breach of the original merger agreement, as stated on page 39.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Daniel F. Duchovny

U.S. Securities and Exchange Commission

August 31, 2018

9.                                      We note the following disclosure on page 39:  “The Company’s bylaws provide that, with certain exceptions not applicable to this matter, approval of a matter requires the affirmative vote of a majority of the directors present at any meeting of the board of directors at which there is a quorum. As a result, the matter did not pass.” Please revise to describe briefly the Company’s analysis as to how Delaware law allowed the presence of Mr. Sachs to count toward the board’s vote despite the fact that he had abstained from the vote itself.

Response:

The Amended Proxy Statement has been updated in response to the Staff’s comment to describe that, under Delaware law, an interested director may attend, participate in, vote at, and be counted in determining the presence of a quorum at a meeting of the board of directors at which a transaction in which the director has a conflict of interest is considered. See 8 Del. C. § 144; Dillon v. Berg, 326 F. Supp. 1214 (D. Del. 1971); 2 Fletcher Cyc. Corp. § 425. The Company’s bylaws provide that, with certain exceptions not applicable to this matter, approval of a matter requires the affirmative vote of a majority of the directors present at any meeting of the board of directors at which there is a quorum. Where the vote of a majority of directors present to approve a resolution is required, a director who is present and does not vote at all on the resolution is counted in the negative for the purpose of determining whether the resolution has been carried by a majority vote. Dillon v. Berg, 326 F.Supp at 1227. Because three of the six directors present at the board of directors meeting affirmatively voted to declare the Hale transaction to be a “superior proposal” under the original merger agreement, majority approval was not obtained and, therefore, the matter did not pass.

10.                               Please disclose the reasons why Mr. Michelson and Mr. Weber voted against approval of the Hale transaction, notwithstanding the fact that the Hale transaction was unanimously recommended by the members of the special committee.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

11.                               Please disclose the reasons for resigning cited by the three resigning directors.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger, page 42

12.                               Please revise the disclosure in the subsection titled “The Special Committee” to make it clear that the special committee’s approval of the original merger agreement was made in the past and that the special committee subsequently analyzed and approved the Hale transaction as a superior alternative to the original

Daniel F. Duchovny

U.S. Securities and Exchange Commission

August 31, 2018

agreed transaction. Please similarly clarify the disclosure in this regard that appears at the end of “The Board of Directors of the Company” subsection that appears on pages 51-52.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Purposes, Reasons and Plans for the Company after the Merger, page 52

13.                               Please provide additional disclosure regarding why “completing the Hale transaction would likely take at least 100 days longer than completing the revised proposal from Parent,” particularly in light of the fact that a prior version of a merger agreement with Hale appears to have been all but finalized.

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

14.                               Please specify which conditions to the proposed Hale transaction were ones that the Company was “uncertain would be satisfied at the time of closing.”

Response:  The Amended Proxy Statement has been updated in response to the Staff’s comment.

Form of Proxy Card

15.                               Please revise the description of proposal 1 to include a reference to the August 18 amendment to the merger agreement.

Response:  The proxy card in the Amended Proxy Statement has been updated in response to the Staff’s comment.

*         *         *         *

Daniel F. Duchovny

U.S. Securities and Exchange Commission

August 31, 2018

If you have any questions or require any additional information, please do not hesitate to contact me at (312) 701-8917 or at aahmad@mayerbrown.com.

Sincerely,

/s/ Ameer I. Ahmad

Ameer I. Ahmad, Esq.
Mayer Brown LLP

cc:	Robert R. Robinson, Esq.
RMG Networks Holding Corporation

Evan Stone, Esq.
Foley Gardere
Foley & Lardner LLP